UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2008

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New Century Energies, Inc.

Employees’ Savings and Stock Ownership Plan for

Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.

Employee Investment Plan for Bargaining Unit Employees and

Former Non-Bargaining Unit Employees

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.

414 NICOLLET MALL

MINNEAPOLIS, MINNESOTA 55401

(612) 330-5500

Page(s)

Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
- Report of Independent Registered Public Accounting Firm	2
- Statements of Net Assets Available for Benefits as of Dec. 31, 2008 and 2007	3
- Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2008 and 2007	4

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
- Report of Independent Registered Public Accounting Firm	5
- Statements of Net Assets Available for Benefits as of Dec. 31, 2008 and 2007	6
- Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2008 and 2007	7

Notes to Financial Statements for the BU Savings Plan and EIP Savings Plan	8-14

Supplemental Schedules of Assets (Held at Year End) and Reportable Transactions
-BU Savings Plan (Schedules 1-2)	15-16
-EIP Savings Plan (Schedules 3-4)	17-18

Signature	19

Exhibits
23.01: Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees
and Former Non-Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2008, and (2) reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, MN
June 29, 2009

NEW CENTURY ENERGIES, INC.

EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR

BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31,	Dec. 31,
	2008	2007
ASSETS:
Receivables:
Xcel Energy contributions (Note 3)	$5,117,598	$5,056,125
Dividends	675,226	662,655
Total receivables	5,792,824	5,718,780

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	6,540,180	6,625,173
Non-participant directed	46,198,500	58,401,426
Total Xcel Energy Common Stock Fund	52,738,680	65,026,599

General investments, at fair value:
Value of interest in registered investment companies	204,549,259	270,150,796
Loans to participants (Note 7)	5,550,303	5,288,612
Total general investments	210,099,562	275,439,408

Net assets available for benefits	$268,631,066	$346,184,787

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.

EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR

BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DEC. 31,

	2008	2007
Contributions:
Xcel Energy	$5,117,598	$5,056,125
Participant	12,714,081	12,387,866
Total contributions	17,831,679	17,443,991

Investment (loss) income:
Interest and dividends	13,366,662	17,460,310
Interest on participant loans	395,465	394,981
Net (depreciation) appreciation in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	(11,484,644)	(1,930,685)
Interest in registered investment companies	(71,037,899)	6,325,278
Total investment (loss) income	(68,760,416)	22,249,884

Benefits paid to participants — cash and common stock	(24,146,421)	(26,577,902)
Dividends paid to participants	(2,455,446)	(2,461,379)
Administrative expenses	(23,117)	(29,849)

Net (decrease) increase in net assets available for benefits	(77,553,721)	10,624,745

Net assets available for benefits at beginning of year	346,184,787	335,560,042
Net assets available for benefits at end of year	$268,631,066	$346,184,787

The accompanying notes are an integral part of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2008, and (2) reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, MN
June 29, 2009

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31,	Dec. 31,
	2008	2007
ASSETS:
Receivables:
Xcel Energy contributions (Note 3)	$751,079	$702,456
Dividends	364,129	350,990
Total receivables	1,115,208	1,053,446

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	18,538,313	22,439,053
Non-participant directed	9,902,116	12,003,729
Total Xcel Energy Common Stock Fund	28,440,429	34,442,782

General investments, at fair value:
Value of interest in registered investment companies	13,273,412	16,687,086
Loans to participants (Note 7)	1,190,156	1,084,689
Total general investments	14,463,568	17,771,775

Net assets available for benefits	$44,019,205	$53,268,003

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DEC. 31,

	2008	2007
Contributions:
Xcel Energy	$751,079	$702,456
Participant	2,856,373	2,774,075
Total contributions	3,607,452	3,476,531

Investment (loss) income:
Interest and dividends	2,041,203	2,204,899
Interest on participant loans	101,761	96,385
Net (depreciation) appreciation in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	(6,081,623)	(781,398)
Interest in registered investment companies	(5,921,204)	19,948
Total investment (loss) income	(9,859,863)	1,539,834

Benefits paid to participants — cash and common stock	(2,138,032)	(1,695,102)
Dividends paid to participants	(849,094)	(842,762)
Administrative expenses	(9,261)	(10,419)

Net (decrease) increase in net assets available for benefits	(9,248,798)	2,468,082

Net assets available for benefits at beginning of year	53,268,003	50,799,921
Net assets available for benefits at end of year	$44,019,205	$53,268,003

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC., EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

 and

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLANS

The following includes plan descriptions of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan).  The BU Savings Plan and EIP Savings Plan are collectively known as (the Plans).  Participants should refer to their respective plan document or Summary Plan Description (SPD) for more complete information.  The notes to financial statements generally apply to both Plans and specific disclosures are presented to address matters for individual plans, where applicable.

General - The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy Inc. (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan.  Each Plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions.  The Plans are defined contribution plans and include an employee stock ownership plan.  Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management — The Plan administrator of each Plan is appointed by Xcel Energy’s Board of Directors and has authority to control and manage the operation and administration of each Plan.  The Plans’ assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy.  Each Plan values the individual participants’ accounts daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plans.

Eligibility —

BU Savings Plan

The BU Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to become a participant of this Plan on or after the date the eligible employee first performs an hour of service for Xcel Energy, while a regular, part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan

The EIP Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to enroll in the Plan as soon as administratively feasible following their date of hire.  Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.

Employee and Employer Contributions - Each Plan allows participants to contribute a portion of their pre-tax compensation and also allows for a discretionary employer matching contribution (see Note 3). The BU Savings Plan also allows employee after-tax contributions.

Vesting — Employee contributions in each Plan are immediately vested, as are their matching contributions made by

Xcel Energy.

Distributions (BU Savings Plan) - Benefits are distributed upon retirement, disability, death (payable to beneficiary) or separation of employment in the form of a single lump sum or rollover to an IRA or another employer’s qualified plan.

Distributions (EIP Savings Plan) - Benefits are distributed upon retirement, disability, death (payable to beneficiary) or separation of employment in the form of a single lump sum, rollover to an IRA or another employer’s qualified plan or installments.

For each plan, if the total amount of the participant’s vested account balance exceeds $1,000, he/she may defer distribution until age 70½, unless the participant consents in writing to an earlier date.  If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as administratively possible.

All vested account balances remaining in these plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice (except that Xcel Energy contributions will continue to be held in the Xcel Energy Common Stock Fund, with the ability to diversify at the discretion of the participant).  The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Termination of the Plans — While Xcel Energy expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee is paid by the participant.  Loan set-up fees are paid by Xcel Energy (under the BU Savings Plan) and by the participant (under the EIP Saving Plan).

Dividends —

BU Savings Plan

Dividends earned on the common stock purchased with Xcel Energy contributions are paid quarterly to Plan participants in cash as a taxable distribution.  Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the Xcel Energy Stock Fund and are considered taxable income when they are distributed from the Plan.

EIP Savings Plan

Participants can elect to receive their quarterly Xcel Energy Stock Fund dividends in cash as a taxable distribution or reinvest them in company stock within the Plan.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of each plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Fair Value Measurements — The Plans present cash and cash equivalents, money market funds, mutual funds, the Xcel Energy Common Stock Fund, the VGI Brokerage Option, and loans to participants at estimated fair values in its financial statements.

Fair values recorded for cash equivalents and money market funds typically include estimates for accrued interest and dividend income.  The trading prices and liquidity of cash equivalents and money market funds are also monitored as additional support for determining the fair values of those instruments.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.  Fair values for loans to participants are based on the amortized loan balances and management’s judgments regarding the risk associated with these loans, which are borrowed against a limited proportion of assets held in participants accounts, as discussed in Note 7.

Within the VGI Brokerage Option, a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Income Recognition — The change in the difference between fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the statements of changes in net assets available for benefits.  Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

3.   PLAN FUNDING

Employee Contributions (BU Savings Plan) — Participants may elect to contribute between 1 percent and 20 percent of their annual compensation in pre-tax contributions and between 1 percent and 8 percent in after-tax contributions.  The combination of pre-tax contributions (up to $15,500 in 2008; $15,500 in 2007) and after-tax contributions cannot exceed 20 percent.  Employees age 50 or older, or turning 50 during the Plan year, may make additional pre-tax (catch-up) contributions in excess of the Plan limit or statutory limit (not to exceed $5,000 in 2008; $5,000 in 2007).  A participant can change their percentage of authorized compensation to be contributed to the plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by Vanguard.

Employer Contributions (BU Savings Plan) - Xcel Energy may contribute cash or shares of company stock as a matching contribution equal to 100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s pre-tax contribution during the Plan year.  All employees participating in the Plan are eligible for the matching contribution, regardless of their employment status at year-end.  Employer contributions may be made at any time during the Plan year or after its close, but not later than 60 days after the close of the Plan year. The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

Employee Contributions (EIP Savings Plan) - Participants may elect to contribute up to 20 percent of their base pay on a pre-tax basis, not to exceed $15,500 in 2008 ($15,500 in 2007).  Employees age 50 or older, or turning 50 during the Plan year, may make additional pre-tax (catch-up) contributions in excess of the Plan limit or statutory limit (not to exceed $5,000 in 2008; $5,000 in 2007).   A participant can change their percentage of authorized compensation to be contributed to the Plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by Vanguard.

Employer Contributions (EIP Savings Plan) — Xcel Energy may contribute cash or shares of company stock as a matching contribution equal to 50 percent of the first 6 percent of base pay contributed by the participant on a pre-tax basis during the Plan year.  To be eligible for a matching contribution, a participant must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death.  Matching contributions are allocated after the close of the Plan year, typically during the first quarter.  The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participants’ annual contribution and compensation eligible for a match as defined in the Plan Document.

Investment of Employee and Employer Contributions - Participants may invest their contributions among the various investment funds offered by the Plans. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically.  Xcel Energy contributions are initially invested in company stock.   A participant may elect at any time (in accordance with Xcel Energy’s normal procedures governing such elections) to diversify up to 100 percent of their Xcel Energy Stock Fund account by transferring the applicable amount to one or more of the other investment funds within the Plans not consisting of company stock.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.

4.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended.  The EIP Savings Plan and the BU Savings Plan have been amended since receiving the determination letter; however, the Plans sponsor believes that they are currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the EIP Savings Plan’s or BU Savings Plan’s financial statements.

5.              FAIR VALUE MEASUREMENTS

Effective Jan. 1, 2008, the Plans adopted Fair Value Measurements (Statement of Financial Accounting Standards (SFAS) No. 157) for recurring fair value measurements.  SFAS No. 157 provides a single definition of fair value and requires enhanced disclosures about assets and liabilities measured at fair value. SFAS No. 157 establishes a hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value. The three levels defined by the SFAS No. 157 hierarchy and examples of each level are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reported date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, such as corporate bonds with pricing based on market interest rate curves and recent trades of similarly rated securities.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation, such as participant loans with pricing that requires management’s judgment regarding risks, including the overall collectability of the loans.

The following tables present, for each of these hierarchy levels, the Plans’ assets that are measured at fair value as of Dec. 31, 2008:

BU Savings Plan

	Level 1	Level 2	Level 3	Total
Money market funds	$—	$41,369,498	$—	$41,369,498
Mutual funds	159,505,391	—	—	159,505,391
Xcel Energy Common Stock Fund	52,507,282	231,398	—	52,738,680
VGI Brokerage Option	1,888,624	1,785,746	—	3,674,370
Loans to participants	—	—	5,550,303	5,550,303
Total	$213,901,297	$43,386,642	$5,550,303	$262,838,242

EIP Savings Plan

	Level 1	Level 2	Level 3	Total
Money market funds	$—	$1,444,021	$—	$1,444,021
Mutual funds	11,804,687	—	—	11,804,687
Xcel Energy Common Stock Fund	28,315,643	124,786	—	28,440,429
VGI Brokerage Option	24,704	—	—	24,704
Loans to participants	—	—	1,190,156	1,190,156
Total	$40,145,034	$1,568,807	$1,190,156	$42,903,997

The following table presents changes in Level 3 recurring fair value measurements within the Plans for the year ended Dec. 31, 2008:

	BU Savings Plan	EIP Savings Plan
Loans to participants, Jan. 1, 2008	$5,288,612	$1,084,689
Issuances and settlements, net	261,691	105,467
Loans to participants, Dec. 31, 2008	$5,550,303	$1,190,156

6.   NONPARTICIPANT — DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to each Plan’s nonparticipant-directed investments as of Dec. 31, 2008 and 2007, and for the year ended Dec. 31, 2008, is as follows:

	BU Savings Plan	EIP Savings Plan
Net Assets as of Dec. 31, 2007:
Xcel Energy Common Stock Fund	$58,401,426	$12,003,729
Xcel Energy contribution receivable	5,056,125	702,456
Total net assets as of Dec. 31, 2007	63,457,551	12,706,185

Changes in Net Assets:
Net depreciation in fair value of investments	(10,264,745)	(2,133,141)
Contributions	5,117,598	751,079
Benefits and dividends paid to participants	(3,326,567)	(574,068)
Transfers to participant-directed investments, net	(3,667,739)	(96,860)
Net decrease	(12,141,453)	(2,052,990)

Net Assets as of Dec. 31, 2008:
Xcel Energy Common Stock Fund	46,198,500	9,902,116
Xcel Energy contribution receivable	5,117,598	751,079
Total net assets as of Dec. 31, 2008	$51,316,098	$10,653,195

7.   LOANS TO PARTICIPANTS

BU Savings Plan

Participants may elect to borrow funds from their account in any amount greater than $1,000, but less than 50 percent of their employee pre-tax and rollover account balance.  In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months.  Only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and credited to each participant’s account as paid.  If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  Interest rates on outstanding loans at Dec. 31, 2008 and 2007 range from 5.00 percent to 9.25 percent.

EIP Savings Plan

Participants may elect to borrow from their account in any amount greater than $1,000 but less than 50 percent of their account balance.  In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months.  Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and is credited to each participant’s account as paid.  If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Interest rates on outstanding loans at Dec. 31, 2008 and 2007 range from 5.00 percent to 9.25 percent.

8.   RELATED PARTY TRANSACTIONS

Certain investments of the Plans are in shares of Xcel Energy common stock.  Receivables include dividends on Xcel Energy common stock declared and payable to the BU Savings Plan of $675,266 and $662,655 at December 31, 2008 and 2007.  Receivables include dividends on Xcel Energy common stock declared and payable to the EIP Savings Plan of $364,129 and $350,990 at December 31, 2008 and 2007.

The Plans also invest in shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

The BU Savings Plan incurred fees for investment management and recordkeeping services of $23,117 and $29,849 for the years ended December 31, 2008 and 2007, respectively.  The EIP Savings Plan incurred fees for investment management and recordkeeping services of $9,261 and $10,419 for the years ended December 31, 2008 and 2007, respectively.

9.              SIGNIFICANT PLAN ASSETS

At Dec. 31 the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2008	2007
BU Savings Plan:
Vanguard PRIMECAP Fund	$60,014,799	$96,556,793
Xcel Energy Common Stock Fund (Note 10)	52,738,680	64,821,882
Vanguard Prime Money Market Fund	41,369,498	38,534,606
Vanguard Wellington Fund	37,352,736	55,360,131
Vanguard Total Bond Market Index Fund	19,346,390	16,580,385
Vanguard 500 Index Fund	10,944,517	19,180,036

EIP Savings Plan:
Xcel Energy Common Stock Fund (Note 10)	$28,440,429	$34,334,349
Longleaf Partners Fund	1,644,498	3,273,885

10.   XCEL ENERGY COMMON STOCK FUND

BU Savings Plan:

	2008		2007
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	351,023	2,479,558	292,615	2,579,423

Xcel Energy common stock	$6,511,484	$45,995,798	$6,604,316	$58,217,566
VGI prime money market	30,527	215,636	25,587	225,550
Receivables, payables and other	(1,831)	(12,934)	(4,730)	(41,690)
Total	$6,540,180	$46,198,500	$6,625,173	$58,401,426

EIP Savings Plan:

	2008		2007
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	994,985	531,465	991,068	530,170

Xcel Energy common stock	$18,456,974	$9,858,669	$22,368,411	$11,965,938
VGI prime money market	86,529	46,219	86,661	46,359
Receivables, payables and other	(5,190)	(2,772)	(16,019)	(8,568)
Total	$18,538,313	$9,902,116	$22,439,053	$12,003,729

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1

Schedule of Assets (Held at Year End) As of Dec. 31, 2008

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030, Plan 005

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue		Investment Type	Cost	Current Value
*	Vanguard PRIMECAP Fund	Registered Investment Co.	$67,851,921	$60,014,799
*	Xcel Energy Common Stock Fund	Company Stock Fund	54,437,668	52,738,680
*	Vanguard Prime Money Market Fund	Interest-bearing cash	41,369,498	41,369,498
*	Vanguard Wellington Fund	Registered Investment Co.	44,365,853	37,352,736
*	Vanguard Total Bond Market Index Fund	Registered Investment Co.	18,974,075	19,346,390
*	Vanguard 500 Index Fund	Registered Investment Co.	17,784,854	10,944,517
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Co.	9,222,434	8,574,891
*	Vanguard Developed Markets Index Fund	Registered Investment Co.	10,146,013	7,326,524
*	PIMCO Total Return Fund	Registered Investment Co.	5,322,601	5,134,058
*	VGI Brokerage Option	Vanguard Brokerage Option	4,269,887	3,674,370
*	Vanguard Mid-Cap Index Fund	Registered Investment Co.	5,517,699	3,175,147
*	Longleaf Partners Fund	Registered Investment Co.	5,884,209	2,997,594
*	Vanguard Small-Cap Index Fund	Registered Investment Co.	3,357,908	2,105,458
*	Wasatch Core Growth Fund	Registered Investment Co.	2,983,247	1,514,429
*	Vanguard Target Retirement Fund 2010	Registered Investment Co.	232,232	204,239
*	Vanguard Target Retirement Fund 2030	Registered Investment Co.	172,966	166,565
*	Vanguard Target Retirement Fund 2020	Registered Investment Co.	169,488	158,894
*	Vanguard Target Retirement Fund 2025	Registered Investment Co.	145,238	132,162
*	Vanguard Target Retirement Fund 2015	Registered Investment Co.	127,934	111,175
*	Vanguard Target Retirement Income	Registered Investment Co.	111,294	108,698
*	Vanguard Target Retirement Fund 2035	Registered Investment Co.	42,773	34,356
*	Vanguard Target Retirement Fund 2005	Registered Investment Co.	32,926	32,248
*	Vanguard Target Retirement Fund 2050	Registered Investment Co.	39,980	30,026
*	Vanguard Target Retirement Fund 2045	Registered Investment Co.	24,348	22,786
*	Vanguard Target Retirement Fund 2040	Registered Investment Co.	22,849	17,699
*	Loan Fund — 5.00% - 9.25%, maturities ranging from 2009 thru 2023		—	5,550,303
			$292,609,895	$262,838,242

* Party in Interest

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 2

Schedule of Reportable Transactions *

Year Ended Dec. 31, 2008

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030

Plan 005

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

(iii) Series of Transactions

None

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 3

Schedule of Assets (Held at Year End) as of Dec. 31, 2008

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030, Plan 006

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue		Investment Type	Cost	Current Value
*	Xcel Energy Common Stock Fund	Company Stock Fund	$29,535,402	$28,440,429
*	Vanguard Wellington Fund	Registered Investment Co.	2,350,844	1,837,304
*	Vanguard PRIMECAP Fund	Registered Investment Co.	2,390,775	1,712,480
*	Longleaf Partners Fund	Registered Investment Co.	3,267,733	1,644,498
*	Vanguard Prime Money Market Fund	Interest-bearing cash	1,444,021	1,444,021
*	Vanguard Total Bond Market Index Fund	Registered Investment Co.	1,375,791	1,400,587
*	Vanguard Developed Markets Index Fund	Registered Investment Co.	1,773,306	1,278,189
*	Vanguard 500 Index Fund	Registered Investment Co.	1,748,303	1,124,466
*	PIMCO Total Return Fund	Registered Investment Co.	615,268	595,081
*	Vanguard Mid-Cap Index Fund	Registered Investment Co.	866,853	496,033
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Co.	527,338	491,983
*	Vanguard Small-Cap Index Fund	Registered Investment Co.	670,642	416,284
*	Wasatch Core Growth Fund	Registered Investment Co.	695,603	349,186
*	Vanguard Target Retirement Fund 2010	Registered Investment Co.	243,506	198,659
*	Vanguard Target Retirement Fund 2020	Registered Investment Co.	110,081	108,082
*	Vanguard Target Retirement Fund 2025	Registered Investment Co.	73,701	58,183
*	Vanguard Target Retirement Fund 2050	Registered Investment Co.	46,305	45,496
*	Vanguard Target Retirement Fund 2035	Registered Investment Co.	24,213	25,275
*	VGI Brokerage Option	Vanguard Brokerage Option	33,549	24,704
*	Vanguard Target Retirement Fund 2015	Registered Investment Co.	15,811	15,794
*	Vanguard Target Retirement Fund 2045	Registered Investment Co.	3,171	2,785
*	Vanguard Target Retirement Fund 2040	Registered Investment Co.	2,723	2,750
*	Vanguard Target Retirement Fund 2030	Registered Investment Co.	1,530	1,572
*	Loan Fund — 5.00% - 9.25%, maturities ranging from 2009 thru 2023		—	1,190,156
			$47,816,469	$42,903,997

* Party in Interest

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 4

Schedule of Reportable Transactions *

Year Ended Dec. 31, 2008

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Plan 006

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	$3,028,339			$3,028,339
The Vanguard Group	Xcel Energy Common Stock Fund		$2,949,069	$2,845,831	2,949,069	$103,238

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 29, 2009.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

By	/s/ Teresa S. Madden

Vice President and Controller
Member, Pension Trust Administration Committee